Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 11, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	OceanPal Inc.
Registration Statement on Form F-1 Filed July 3, 2025
File No. 333-288153

Dear Mr. Levenberg:

Reference is made to the Registration Statement on Form F-1 (the “F-1”) of OceanPal Inc. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 18, 2025, as amended on July 3, 2025. By letter dated July 10, 2025 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the F-1.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the Amendment No.2 to the F-1.
Cover Page

1.
Please revise to update the assumed public offering price per Unit. In that regard, we note that the assumed price of $1.61 per Unit is based upon the closing price of your Common Shares on June 13, 2025.

Response: In response to the Staff’s comment the Company has updated the assumed public offering price to reflect the closing price of its Common Shares on July 10, 2025.

2.
We note your disclosure regarding the floor price of "50% of the Nasdaq Official Closing Price on the date preceding execution of the Underwriting Agreement" as it relates to the First Reset and the floor price of "30% of the Nasdaq Official Closing Price on the date preceding execution of the Underwriting Agreement" as it relates to the Second Reset. We also note the example you have provided regarding the maximum number of shares issuable under the Warrants on the First Reset Date, the Second Reset Date and pursuant to the zero cash exercise option, assuming an offering price of $1.61 per Unit. With respect to the calculations used in such example, please disclose the price you have assumed to be "the Nasdaq Official Closing Price on the date preceding execution of the Underwriting Agreement" and disclose, if true, that the assumed floor prices used in the example on the cover page may not be indicative of the final floor prices.

Response: In response to the Staff’s comment, the Company has updated its disclosure to clarify that the Nasdaq Official Closing Price on the date preceding execution of the Underwriting Agreement will be the closing price and that the assumed floor prices used in the example on the cover page may not be indicative of the final floor prices.

3.
We note your disclosure on your prospectus cover page that if the over-allotment option for Common Shares is exercised in full, the total offering price to the public will be approximately $17.25 million, based upon the assumed public offering price. However, we also note that your fee table provided in Exhibit 107 indicates a maximum aggregate offering price of $15 million calculated under Rule 457(o), and note that footnote 7 to such table suggests that such amount includes the securities that may be sold pursuant to the over-allotment option. Please advise. In addition, please ensure that the legality opinion covers securities that may be issued pursuant to the over-allotment option. In that regard, we note that the legality opinion filed as Exhibit 5.1 refers only to the offering of up to $15 million of the company's units.

Response: In response to the Staff’s comment, the Company has updated its filing fee table and the legality opinion filed as Exhibit 5.1 to reflect the over-allotment option.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward Horton
Edward Horton